Exhibit 99.1

PROXY STATEMENT

2019 Annual General Meeting of Sharehoders

NICE is a global software leader in omnichannel analytics and cloud solutions for the Customer Engagement and Financial Crime & Compliance markets. The Company provides platforms and solutions that help organizations understand their customers and employees and predict their intentions and their needs to create exceptional customer experiences, understand their workforces to drive greater efficiency, and identify suspicious behavior to prevent financial crime and non-compliant activities.

Our mission is to provide organizations with the confidence in making the right business decisions based on accurate, relevant and insightful information.

We do this by capturing customer interactions and transactions across multiple channels and sources. We then apply best-in-class analytics to this data to provide real-time insight and uncover intent. Our solutions allow organizations to operationalize this insight and embed it within their daily business processes.

Today, more than 25,000 organizations in over 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. These organizations span all major industries, including banking, telecommunications, insurance, retail, travel and more.

2018 was a very successful year for NICE on multiple fronts: we achieved 9% growth in non-GAAP total revenue to a record of $1,463 million, 27% growth in non-GAAP cloud revenue, 13% growth in non-GAAP operating income to a record of $379 million and also a record in non-GAAP EPS of $4.69, which represented 14% growth. We also reported record cash flow from operations of $400 million in 2018 and an increase in our recurring revenue to 70% in 2018.

August 8, 2019

Dear Fellow Shareholders,

I am writing to you with a tremendous sense of accomplishment and pride. 2018 was a year of business acceleration, resulting from the momentum created by our 6,000 NICErs around the globe. A deeply motivated force of individuals who are passionate and committed to relentless innovation and, most importantly, laser focused on executing NICE’s strategy.

We have stepped into 2019 as a transformed company with energy, focus and a clear vision for the next five years. This is a great opportunity to reflect on the past five years and on what we achieved during this time. The last five years were a period in which we transformed NICE into a true enterprise software company, and it had a major impact on our financial profile. In this period, we grew our cloud revenues from less than 5% to 32% of our total revenue. Our recurring revenues expanded from 46% to 70% of our total revenue. Our Non-GAAP operating margin improved by five percentage points, and operating cash flow grew more than three-fold to nearly $400 million in 2018 compared to five years ago.

It was also during this time that we moved from being a leader in a limited market opportunity to a leader in a total addressable market of $7 billion today growing quickly to over $12 billion.

We were able to accomplish all of this by bringing together what we believe to be the greatest assembly of assets in the industry. This allowed us to significantly scale our analytics and cloud businesses to become the clear leader in both areas. At the same time, we maintained a keen focus on operational excellence, accelerating top line growth while significantly improving profitability.

With all the right assets in place, we made significant investments in R&D and in our go-to-market and successfully introduced two profoundly differentiating cloud platforms, CXone for Customer Engagement and X-Sight for Financial Crime and Compliance.

This brings me to the next step in our journey. We have a total addressable market that is four times greater compared to the past along with two leading cloud platforms. From this point on, simply being a leader is no longer sufficient. Instead, we see NICE as becoming THE leader in all of our markets.

So how do we become THE LEADER? We already have a wide lead in both market share and product offering. This gives us the advantage to continue and disrupt the status quo by aggressively moving forward through continued rapid innovation, sound execution and further differentiating NICE from our competitors. Specifically, in Customer Engagement, we will expand CXone, making it an even more comprehensive offering than it is today. We will continue to grow the CXone ecosystem and drive our open cloud platform into the market through geographic expansion, deeper penetration into our customer base and by bringing it to businesses of all sizes. We expect to see CXone as the clear choice among all enterprises. We will further inject powerful analytics into everything we do and further augment analytics by infusing AI throughout our analytics solutions. We call this our Analytics Everywhere approach. Moreover, we will be delivering more AI-fueled predictive analytics in 2019 and beyond.

In Financial Crime and Compliance, we are only at the beginning with X-Sight. Our goal is for X-Sight to be the clear new standard for financial crime and compliance customers. Like CXone, X-Sight allows us to cater to all market segments in the cloud. X-Sight brings a completely new level of innovation to the financial markets with automation and machine learning that optimizes effectiveness and reduces the total cost of financial crime prevention. With X-Sight, we are also becoming a market facilitator for sharing data across financial services organizations allowing them to fight financial crime together.

In addition to our leadership in our core markets, we will continue to differentiate and lead in the robotic software market. We are already experiencing rapid growth in this market and this is just the beginning. The robotic software market is still in its infancy, but we are already well positioned with differentiating solutions. Two examples of our leadership are NEVA, which is our one-of-a-kind attended robotic assistant, and Automation Finder, which is an AI-powered solution that detects processes within an enterprise that are perfectly suited for automation.

As we march towards the goal of becoming THE leader in our respective markets, we can now look forward five years into the future. We expect to far exceed the $2 billion revenue mark, to see the majority of our revenues come from the cloud and to have a greater than 30% operating margin.

I am proudly celebrating 20 years with NICE and I can tell you with no doubt that these are the most exciting times for NICE and our industry. I am proud and excited to embark on the next five years with a new NICE, one that has the technology, the people and the culture to lead. We are ready to lead our industry with our platforms as it continues to shift to the cloud. We are ready to scale analytics to new levels. We are ready to charge ahead with our innovative artificial intelligence.

When I look forward on our horizon, I’m dazzled with the potential, yet focused on executing on our strategy to realize it.

I want to thank our skilled employees for their continued innovation and dedication that has made our success possible by giving us the power to create and deliver the industry’s leading products and solutions.

I want to thank our trusted customers and partners for their support of our business, and we look forward to the opportunity to continue working with them.

And, thank you to our shareholders who continue to support our business strategy and the goals we set for our company as we look forward to 2019 and beyond.

Sincerely,
Barak Eilam

NICE LTD.
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NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
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TO BE HELD ON September 18, 2019

Notice is hereby given that the 2019 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of NICE Ltd. (the “Company” or “NICE”) will be held on Wednesday, September 18, 2019, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel. Shareholders in the United States are also invited to attend via video conference at our offices at 221 River St, Hoboken, New Jersey. The following items will be voted upon at the Meeting:

1.	To elect five (5) non-executive directors to the Board of the Company;

2.	To elect two (2) outside directors to the Board of the Company;

3.	To approve an amendment of Executive Equity Award Caps;

4.	To approve an amendment of Non-Executive Directors’ Equity Award Caps;

5.	To re-appoint the Company’s independent auditors and to authorize the Board to set their remuneration; and

6.	To discuss the Company’s audited annual financial statements for the year ended December 31, 2018.

Approval of matters 1 and 5 above will require the affirmative vote of a majority of the shares present, in person, by proxy or by electronic voting, and voting thereon. Approval of matters 2, 3 and 4 will require the affirmative vote of a majority of the shares present, in person by proxy or by electronic voting, and voting on the matter; provided that either the shares voted in favor of such resolutions include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter pursuant to the requirements and as defined under the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”) or that the total number of shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter, that were cast against such resolutions, do not exceed two percent of the aggregate voting rights in the Company. Matter 6 will not involve a vote of the shareholders.

Shareholders of record at the close of business on August 13, 2019, are entitled to notice of and to vote at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, you should deliver or mail (via registered mail) your completed proxy to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date issued by your broker. Alternatively, you may vote ordinary shares of the Company electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 26(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

These proposals are described more fully in the enclosed Proxy Statement, which we urge you to read in its entirety. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company within seven (7) days of this Notice. For more information about shareholder proposals, please see Article 18 of the Company's Articles of Association. Should changes be made to any proposal after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the U.S. Securities and Exchange Commission (the "SEC") on Form 6-K and with the ISA.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board or pursuant to the authorization of the Board, or in the case of shareholders voting ordinary shares of the Company electronically via MAGNA (as described above) at least six hours before the Meeting.

By Order of the Board, Tali Mirsky Corporate Vice President, General Counsel and Corporate Secretary

Date: August 8, 2019

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS Table of Contents

 NICE LTD.

13 Zarchin Street, Ra’annana, Israel
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PROXY STATEMENT
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2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (or “ADSs”) (collectively, the “Shares”) of NICE Ltd. (“NICE” or the “Company”) at the close of business on August 13, 2019, in connection with the solicitation by the Board of proxies for use at the 2019 Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, September 18, 2019, at 15:00, at the offices of the Company, 13 Zarchin Street, Ra’annana, Israel. Shareholders in the United States are also invited to attend via video conference at our offices at 221 River St, Hoboken, New Jersey.

SOLICITATION OF PROXIES

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, he or she should deliver or mail (via registered mail) his or her completed proxy (or voting instruction card) to the offices of the Company at 13 Zarchin Street, Ra’annana, Israel, Attention: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the record date, issued by his or her broker. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the Israel Securities Authority (the “ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented at the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement among the Company and JP Morgan Chase Bank, N.A., as Depositary, and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the Articles of Association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary shall vote the Shares represented by such ADSs in accordance with the recommendations of the Board of the Company as advised by the Company in writing, except that the Depositary shall not vote that amount of such Shares with respect to any matter with respect to which shareholders are required by law to indicate whether or not they have a personal interest or as to which the Company informs the Depositary (and the Company agrees to provide that information as promptly as practicable in writing, if applicable) that (x) the Company does not wish the Depositary to vote those Shares, or (y) the matter materially and adversely affects the rights of holders of Shares.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if the Company receives it at least 48 hours prior to the time of the Meeting, or such shorter period as may be determined by the Board or pursuant to the authorization of the Board, or in the case of shareholders voting electronically via MAGNA (as described above) at least six hours before the Meeting.

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2018, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Executive Officer and Director Compensation" in our Annual Report for 2018 on Form 20-F, which was filed with the SEC on April 5, 2019.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to NICE Ltd., 13 Zarchin Street, Ra’annana, Israel, Attn.: Tali Mirsky, Corporate Vice President, General Counsel and Corporate Secretary, no later than ten (10) days prior to the Meeting date. Any position statement received in accordance with the applicable regulations will be filed on a Current Report on Form 6-K with the SEC and the ISA.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 13, 2019, will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. On July 31, 2019 the Company had 74,774,827 issued Shares, out of which 62,133,768 are outstanding and 12,641,059 are treasury shares held by the Company. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Shares conferring in the aggregate at least 25% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of the dates specified below, the number of Shares owned beneficially by all persons known to us to beneficially own more than 5% of the Company’s outstanding Shares.

Name	Number of Shares	Percent of Shares Beneficially Owned (1)
Janus Henderson Group plc and Janus Henderson Enterprise Funds 201 Bishopsgate EC2M 3AE United Kingdom	5,417,958(2)	8.7%

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(1)          Based upon 62,133,768 ordinary shares issued and outstanding as of July 31, 2019.

(2)          Janus Henderson Group plc reported that these Shares are held by managed portfolios. This information is based upon a Schedule 13G/A filed by Janus Henderson Group plc with the SEC on February 12, 2019.

ITEM 1

ELECTION OF DIRECTORS (EXCLUDING “OUTSIDE DIRECTORS”)

Under the Company’s Articles of Association, the Board is to consist of not less than three (3) and not more than thirteen (13) directors. Directors of the Company, other than outside directors, are elected at each annual general meeting of shareholders. At the Meeting, shareholders will be asked to elect five (5) members to the Board, aside from the three (3) outside directors of the Company. All the nominees for election qualify as “independent directors” under the NASDAQ listing rules and Companies Law and regulations, as discussed below.

The Company’s Board wishes to be comprised of a balanced combination of experienced directors who are familiar with the Company’s business and practices, namely: Messrs. David Kostman and Rimon Ben-Shaul, and members who provide industry acumen and expertise and bring global perspectives to the Board, namely: Messrs. Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph (Joe) Cowan. In addition, we have three outside directors, appointed as mandated by the Companies Law, namely: Mr. Dan Falk, Ms. Yocheved Dvir and Ms. Zehava Simon. Mr. Dan Falk and Ms. Yocheved Dvir are standing for election for an additional term, as detailed in Item 2 of this Proxy Statement. Ms. Zehava Simon was elected for an additional term at the 2018 annual general meeting of the Company and therefore is not standing for reelection this year. This combination positions the Board with the right mixture for addressing the next challenges the Company may face and ensure its continued success. The Company will continue to examine the need to enhance the capabilities of its Board in the future, including by seeking new members who may bring global experience, particularly in the software industry, along with experience in the specific markets in which we operate.

The Company’s Board is currently comprised of eight (8) directors, including three (3) outside directors. The Company’s Nominating Committee, Internal Audit Committee and Board have proposed the following five (5) nominees as the slate of directors (besides the three outside directors, two of which are standing for election pursuant to Item 2 below) to be elected at the Meeting to serve as directors of the Company until the next annual general meeting of the shareholders, or until termination of office according to the Company’s Articles of Association and applicable law: Messrs. David Kostman (Chairman), Rimon Ben-Shaoul, Yehoshua (Shuki) Ehrlich, Leo Apotheker and Joseph (Joe) Cowan.

The current cash compensation terms of our non-executive directors were approved at the 2015 annual general meeting of shareholders. Accordingly, each non-executive director, including each outside director, is entitled to an annual fee of $40,000 and a meeting attendance fee of $1,500 for each Board meeting attended, and $1,000 for each Board committee meeting attended (in each case paid in US dollars or in NIS based on the exchange rate on the date of the approval by shareholders), subject to additional value added tax, as applicable. The number of Board and Board committee meetings varies from year to year. In 2018, all members of the Board participated in at least 85% of the Board and Board committee meetings held during the year, with an average participation rate of 94%. In addition, in 2012, our shareholders approved a supplemental annual cash fee for the Chairman of the Board in the amount of NIS 450,000 (equivalent to approximately $128,571), subject to adjustment for changes in the Israeli consumer price index after September 2012. Also, each director of the Company is covered by the Company’s current directors’ and officers' liability insurance policy, as approved by the shareholders at the 2012 and 2015 annual general meetings, and directors and officer’s indemnification of up to the maximum amount permitted by law, all in accordance with any applicable law and the Company’s Articles of Association. In addition, our non-executive directors are entitled to an annual equity-based award, as approved by our shareholders and pursuant to the terms of the Company’s Compensation Policy. In 2018, the actual grant date value attributed to the 2018 equity grants, calculated as of the date of the 2018 annual general meeting, was US$200,000 with respect to each of our directors (other than the Chairman) and US$600,000 with respect to our Chairman.

None of the nominated directors have any relationship with the Company. Our Nominating Committee, Internal Audit Committee and Board determined that all of the nominees qualify as “independent directors,” as defined by the NASDAQ listing rules and pursuant to regulations under the Companies Law.

The following information is supplied with respect to each director nominated and recommended to be elected by the Board of the Company and is based upon the records of the Company and information furnished to it by the nominees.

David Kostman has served as one of our directors since 2001, with the exception of the period between June 2007 and July 2008, and as our Chairman of the Board since February 2013. Mr. Kostman is currently co-CEO and board member of Outbrain, Inc. and serves on the board of directors of ironSource Ltd. and Tivit S.A. and is a member of Nanoosh LLC. Mr. Kostman is also a former board member of publicly traded Retalix Ltd. (acquired by NCR). From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA, a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International Division and Chief Operating Officer of publicly traded VerticalNet Inc. Prior to that Mr. Kostman worked in the investment banking divisions of Lehman Brothers from 1994 to 2000, focusing on the technology and Internet sectors, and NM Rothschild & Sons from 1992 to 1993, focusing on mergers and acquisitions and privatizations. Mr. Kostman holds a Bachelors’ degree in Law from Tel Aviv University and a Masters’ degree in Business Administration from INSEAD.

Rimon Ben-Shaoul has served as one of our directors since September 2001. Between 2001 and 2005, Mr. Ben-Shaoul has served as Co-Chairman, President, and Chief Executive Officer of Koonras Technologies Ltd., a technology investment company controlled by LEADER Ltd., an Israeli holding company. Since 2002 Mr. Ben-Shaoul serves as Chairman of Grand AutoMotive LLP. Mr. Ben-Shaoul also served as a director of MIND C.T.I. Ltd., BVR Systems Ltd. and several private companies. In addition, he served as the President and Chief Executive Officer of Polar Communications Ltd., which manages media and communications investments. Mr. Ben-Shaoul also served as the Chairman of T.A.T Technologies Ltd., a public company listed on NASDAQ and TASE. Between 1997 and 2001, Mr. Ben-Shaoul was the President and Chief Executive Officer of Clal Industries and Investments Ltd., one of the largest holding companies in Israel with substantial holdings in the high-tech industry. During that time, Mr. Ben-Shaoul also served as Chairman of the Board of Directors of Clal Electronics Industries Ltd., Scitex Corporation Ltd., and various other companies within the Clal Group. Mr. Ben-Shaoul also served as a director of ECI Telecom Ltd., Fundtech Ltd., Creo Products, Inc. and Nova Measuring Instruments Ltd. From 1985 to 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a director of the company and its various subsidiaries. Mr. Ben-Shaoul holds a Bachelors’ degree in Economics and Statistics and a Masters’ degree in Business Administration, both from Tel-Aviv University.

Yehoshua (Shuki) Ehrlich has served as one of our directors since September 2012. Mr. Ehrlich is an active social investor, serving as Chairman of "Committed to Give", a group formed by Israeli social investors for promoting philanthropy in Israel and several other social organizations. Mr. Ehrlich also serves as a board member of the American Joint Distribution Committee and a board member of AfterDox, an angels' investment group. Between the years 2000 and 2010, Mr. Ehrlich served as Managing Director at Giza Venture Capital, where he focused on the communications, enterprise software and information technology sectors. Additionally, Mr. Ehrlich had a fifteen-year career with Amdocs, a public software company specializing in billing, CRM, order management systems for telecommunications and Internet service providers. In his last role at Amdocs, Mr. Ehrlich served as Senior Vice President of Business Development. Mr. Ehrlich holds a Bachelor of Science in Mathematics and Computer Science from the Tel Aviv University.

Leo Apotheker has served as one of our directors since August 2013. Mr. Apotheker was the Managing Partner and co-founder of Efficiency Capital SAS, a growth capital advisory firm, from 2012 to 2014. From 2010 to 2011, Mr. Apotheker served as Chief Executive Officer of Hewlett Packard. From 2008 to 2010, he served as Chief Executive Officer of SAP AG. In addition, he is currently chairman of the board of Unit4, a leading Dutch software company, and Signavio GmbH, Vice Chairman and Lead Director of Schneider SE, and a member of the board of KMD, P2 Energy Services and Taulia Inc. Mr. Apotheker holds a Bachelors’ degree in Economics and International Relations from the Hebrew University of Jerusalem.

Joe Cowan has served as one of our directors since August 2013. From October 2013 until September 2017, Mr. Cowan was the CEO and director of Epicor. Since September 2016 Mr. Cowan has been a director of ChannelAdvidsor, Inc. and since January 2019 the Chairman of the Board of SAI Global a private company owned by Baring Private Equity Asia. During 2013, Mr. Cowan also served as President of DataDirect Networks, Inc. From 2010 until 2013, Mr. Cowan served as the Chief Executive Officer and President of Online Resources Corp. During 2009, he served as an Operating Executive and Consultant at Vector Capital. From 2007 to 2009, Mr. Cowan served as the Chief Executive Officer of Interwoven Inc. From 2004 to 2006, Mr. Cowan served as the President and Chief Executive Officer of Manugistics Inc. and Manugistics Group Inc. Prior to that, Mr. Cowan served in various senior executive positions, including as the Chief Operating Officer of Baan Co. NV and Avantis GOB NV. He has been a Director of DataDirect Networks, Inc. between 2011 and February 2013. Mr. Cowan has also served on the boards of various publicly traded companies, including ChannelAdvidsor Inc., Interwoven Inc., Online Resources Corporation, Manugistics Group Inc. and Blackboard Inc., as well as several private companies. Mr. Cowan holds a M.S. degree in Electrical Engineering from Arizona State University and holds a B.S. degree in Electrical Engineering from Auburn University.

It is proposed that at the Meeting the following resolutions be adopted:

1.A.	“RESOLVED, that Mr. David Kostman be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.B.	“RESOLVED, that Mr. Rimon Ben-Shaoul be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.C.	“RESOLVED, that Mr. Yehoshua (Shuki) Ehrlich be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.D.	“RESOLVED, that Mr. Leo Apotheker be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

1.E.	“RESOLVED, that Mr. Joseph (Joe) Cowan be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person or by proxy (or, with regards only to Shares held in Tel Aviv Stock Exchange by electronic voting), and voting on the matter, is required for the approval of the election of each nominee.

The Board recommends a vote FOR the approval of each of the proposed resolutions.

ITEM 2

ELECTION OF OUTSIDE DIRECTORS

Companies incorporated under the laws of the State of Israel whose Shares have been offered to the public, such as the Company, are required by the Companies Law to appoint at least two outside directors. Pursuant to the Companies Law, the outside directors are elected by the shareholders for three-year terms. All of the outside directors of a company must be members of its internal audit committee and compensation committee, and each other committee of a company’s board of directors that is authorized to exercise powers of the Board must include at least one outside director.

The Company currently has three outside directors. Mr. Dan Falk and Ms. Yocheved Dvir were elected for an additional three- year term by the shareholders of the Company at the Annual General Meeting that took place on May 17, 2016, effective as of January 1, 2017, and Ms. Zehava Simon was elected for her second three-year term by the shareholders of the Company at the Annual General Meeting that took place on May 14, 2018 with immediate effect. Our Nominating Committee, Internal Audit Committee and Board resolved to recommend that our shareholders elect Mr. Dan Falk and Ms. Yocheved Dvir as outside directors for an additional term of three years.

The reasons underlying this resolution include Mr. Falk’s and Ms. Dvir’s vast business experience and financial expertise, which is summarized below, and their knowledge of the Company, its markets and related fields of operations. Furthermore, Mr. Falk has been serving as the chair of the Compensation Committee of the Board, and Mr. Dvir has been serving as the chair of the Internal Audit committee of the Board. The entire Board sees great value in their continuing leading such roles, especially when there is general focus on compensation issues and corporate governance issues by regulators and shareholders. Following consideration of these and other factors, the Nominations Committee, Internal Audit Committee and Board believe that Mr. Falk’s and Ms. Dvir’s continued service as outside directors is in the best interests of the Company.

To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its “affiliates,” as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an outside director. The Company’s Internal Audit Committee has determined that Mr. Falk and Ms. Dvir fully meet these qualifications.

As stated above, Mr. Falk’s and Ms. Dvir’s current three-year term will end on December 31, 2019. The Nominating Committee, Internal Audit committee and Board resolved to recommend that pursuant to the Companies Law and the Company’s Articles of Association, Mr. Falk’s and Ms. Dvir’s re-election will become effective on January 1, 2020.

Pursuant to the resolution of the shareholders of the Company at the 2015 annual general meeting of shareholders, and the Compensation Policy of the Company, Mr. Falk and Ms. Dvir, as outside directors, shall be entitled to receive compensation identical to that granted to the other non-executive directors from time to time, namely, the annual and per meeting fees, equity grants, as well as directors and officers indemnification and liability insurance, as previously approved by our shareholders, and as may be amended or approved from time to time. See Item 1 above for details regarding the cash and equity-based compensation and liability insurance of the Company's non-executive directors, including outside directors. Changes from time to time in the aforementioned compensation terms during a term of service as an outside director shall be in accordance with applicable laws and regulations.

A brief biography of the nominees is set forth below:

Dan Falk has served as one of our outside directors since 2001. From 1999 to 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank. Mr. Falk also serves on the board of directors of Ormat Technologies Inc., and until recently served on the board of directors of Attunity Ltd and Orbotech Ltd. Mr. Falk holds a Bachelors’ degree in Economics and Political Science and a Masters’ degree in Business Administration, both from the Hebrew University, Jerusalem.

Yocheved Dvir has served as one of our outside directors since January 2008. Since 2000, Ms. Dvir has served as a strategic advisor in business development affairs to multiple companies and initiatives. Ms. Dvir also serves on the board of directors of Menorah Insurance Company and its subsidiary, Xenia Venture Capital and Endey Med. She recently served on the boards of Alrov Real Estate, Visa Cal, Trendline Business Information & Communications Ltd., Israel Corporation Ltd., ECI Telecom Ltd., Strauss Industries Ltd., Phoenix Holding and Phoenix Insurance Co. Between 1990 and 2000, Ms. Dvir served as a Senior Vice President of the Migdal Group. Ms. Dvir joined the Migdal Group in 1981 and, until late 2000, held a number of senior financial and managerial positions, including Head of the Group’s Economics Department (1986-1988), Head of the Group’s Corporate Office from 1989 to 1992, Head of the Group’s General Insurance Division and Corporate Office from 1993 to 1997, Group CFO from 1997 to 1999, and Head of the Group’s Strategic Development Division and Marketing Array and Risk Manager in 2000. Ms. Dvir holds a Bachelors’ degree in Economics and Statistics from the University of Haifa and completed studies towards a second degree in Statistics from the Hebrew University of Jerusalem.

It is proposed that at the Meeting the following resolutions be adopted:

2.A.	“RESOLVED, that Mr. Dan Falk be elected to a three-year term as outside director of the Company, effective as of January 1, 2020.”

2.B.	“RESOLVED, that Ms. Yocheved Dvir be elected to a three-year term as outside director of the Company, effective as January 1, 2020.”

Required Vote

Under the Companies Law, the election of an outside director requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter; provided that the Shares voted in favor of the election include at least a majority of the Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest”, expect for personal interest that is not a result of such shareholders relation to the “controlling shareholders” in such matter pursuant to the requirements and as defined under the Companies Law.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of our Shares.

To avoid confusion, in the enclosed form of proxy card, we refer to such a personal interest as a “personal benefit or other interest.” The proxy card includes a box you can mark to confirm that you are not a controlling shareholder and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact Mrs. Tali Mirsky, the Company's Corporate Vice President, General Counsel and Corporate Secretary, at +972-9-775-3911 or tali.mirsky@nice.com for instructions on how to vote your Shares represented by your ADSs and indicate that you are a controlling shareholder or have a personal interest or, if you hold your ADSs in “street name”, you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their Shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board recommends a vote FOR approval of the proposed resolution

ITEM 3

AMENDMENT OF EXECUTIVE EQUITY AWARD CAPS

Background

Our Board’s authority to grant equity to our executives is subject to the Company’s Executives and Directors Compensation Policy, which was adopted as required pursuant to the Companies Law (the “Compensation Policy”). The Compensation Policy defines the principles, guidelines and rules in accordance with the Company’s compensation philosophy for its executive officers and sets the boundaries for executive compensation, including a limitation (cap) on the maximum value of equity-based compensation.

Since the initial adoption of the Compensation Policy in 2013, the Company has undergone a complete transformation, divesting several business lines, and dramatically growing and becoming a global software cloud leader. Given the Company’s transformation, as further detailed below, our Compensation Committee and Board have determined that certain provisions of the Compensation Policy relating to executive equity awards adopted back in 2013, are no longer adequate for the Company’s needs and must be revised to enable the Company to compete with peer companies of comparable size in the industries in which the Company operates today.

Over the last five years, NICE has grown its total non-GAAP revenues by 54%, with revenues derived from its cloud-business growing from less than 5% to 32% of its total revenues, recurring revenues expanding from 46% to 70% of total revenues, Non-GAAP operating margin improving by five percentage points, and growing its operating cash flow more than three-fold to nearly $400 million in 2018, compared to five years ago. During this period NICE also moved from being a leader in a limited market of up to $3 billion to a leader in a total addressable market of $7 billion, growing quickly to over $12 billion. Today, the Company provides solutions to more than 25,000 organizations in over 150 countries, including over 85 of the Fortune 100 companies. The Company’s growth and success during this period is evidenced by a current market cap of approximately $8.5 billion, which is more than three times the Company’s market cap in 2013.

To further illustrate the transformation of the Company over the last few years, see below the charts indicating our Company’s growth between the end of 2013 and end of 2018:

In addition, the Company grew from approximately 3,400 employees at the end of 2013 to approximately 5,500 employees as of December 31, 2018. Along with this growth, the scope and role of our executives has also transformed, effectively making them executives of a much larger and more complex enterprise.

The Company’s transformation over the few years also generated significant shareholder value, as illustrated by the charts below:

The Compensation Policy sets the framework and boundaries for executive compensation (rather than actual individual entitlement to compensation) and provides the Compensation Committee and the Board with the authority to determine appropriate levels of compensation for each of the Company’s executives within those boundaries. The Compensation Policy sets a single maximum cap on variable compensation, which applies to a range of executives, even though the actual compensation of each executive varies according to his or her role, responsibilities and contribution.

The Company’s objectives with respect to executive compensation are designed to link pay to performance, align executives’ long-term interests with those of the Company and its shareholders, and provide competitive compensation packages that motivate the Company’s executives and allow the Company to retain and attract talented executives who are essential to the Company’s ongoing growth and success. Loyal to its compensation philosophy over the last few years, the Company has kept base salaries of executives below median level in comparison to its Peer Group (as defined below), even while the Company grew significantly. This is in line with the Company’s strong preference to tie increase in executive compensation to performance and long-term value, putting an emphasis on variable pay. Our Compensation Committee and Board believe this is the appropriate compensation strategy for the Company going forward as well.

Thus, the vast majority (over 80% in 2018) of the total compensation package provided to the Company’s executives comprises of variable compensation, and particularly equity-based compensation, that is not guaranteed, and is directly linked to the growth and success of the Company.

Pursuant to the Compensation Policy, equity awards to executive officers are granted in accordance with and subject to the terms of the Company’s existing or future equity plan and vest gradually in installments (usually on an annual basis) over a period of at least 3 years, provided that a defined portion of the equity awards granted is subject to performance criteria.

Today, the maximum limits for executive equity awards permitted under the Compensation Policy are a function of each executive officer’s individual base salary, and based on the actual base salaries of the Company’s executives, this maximum limit results in a maximum equity award value that is substantially below the median levels of equity awards provided by the Company’s Peer Group and therefore does not provide the Board with the required authority in granting equity awards.

The Company’s peer group includes 11 peer group companies as detailed below (the “Peer Group”). The Peer Group is based on surveys previously conducted by Radford, an independent, international compensation surveying company, and is comprised of software technology companies that are global and publicly traded, and that are generally comparable to the Company in terms of revenues and market cap (the “Peer Group Study”).

Aspen Technology, Inc.	Blackbaud, Inc.
Black Knight, Inc.	Fair Isaac Corp
Guidewire Software, Inc.	Nuance Communications, Inc.
Nutanix, Inc.	PTC, Inc.
Verint Systems Inc.	Splunk Inc.
Tableau Software, INC.

As the Peer Group Study indicates, the Company is competing with a Peer Group comprising of large U.S. companies in the software and cloud industries. These are fast paced industries, characterized by aggressive competition over talent, becoming more intense over the last couple of years, and resulting in a significant increase in median levels of total compensation. As a leading software company, with an extensive global presence and a majority of executives (including the CEO) residing in the US, the Company is required to adopt a compensation framework and practices that are in line with those of its peers in order to be competitive. Over the last couple of years, the Company has faced severe challenges in hiring and retaining executives as a result of limitations applied pursuant to the Compensation Policy, and specifically due to current limitations on equity awards. This has placed the Company at a significant disadvantage in comparison to its peers, directly impacting its ability to compete over executive talent. The Compensation Policy’s current limitations also create significant restraints on succession planning and may cause difficulties in the context of acquisitions the Company may wish to pursue in the future.

Unlike the Peer Group, which comprises of U.S. issuers subject to the “Say on Pay” model – the Company is subject to a more stringent process governed by Israeli legislation, which requires the adoption of a compensation policy that is brought for approval by Company shareholders at least once every three years. Hence, while the “Say on Pay” model requires shareholder approval of compensation practices in retrospect, Israeli legislation imposes forward looking limitations on the Board’s authority to approve executive compensation, setting a maximum cap upon each compensation component. Should the Board wish to grant an executive compensation that exceeds a certain cap defined under the Compensation Policy, it cannot do so without seeking the specific approval of the Company’s shareholders in advance.

Our competitors are not limited in this manner and have the authority to approve executive compensation as they deem is in the best interest of their company. A majority of the Company’s peers have, in fact, on certain occasions, awarded executives with equity-based awards that substantially exceed the median level for equity-based compensation pursuant to the Peer Group Study.

Having the appropriate authority to compete over executive talent in the Company’s industry is, therefore, of utmost importance, especially considering that there may be significant variance among the Company’s executives in terms of individual compensation levels. It is crucial that the Compensation Policy provide the Board with authority to approve executive compensation that is competitive in relation to the Company’s peers, both in ordinary and exceptional circumstances.

While the Compensation Policy caps should provide adequate authority for granting compensation to even the most valuable executives, the actual rights and privileges to which each executive is or may be entitled are governed by such executive’s employment agreement with the Company and are subject to the approval by both our Compensation Committee and Board, following examination of such executive’s experience, skills, past performance and relevant benchmark information showing compensation levels of the Company’s peers.

The Compensation Committee and the Board have therefore resolved, and the shareholders are being asked at the Meeting to approve, the following specific amendments to the Compensation Policy:

The cap on the equity-based awards that may be granted to each of the Company’s executives under the Compensation Policy during any calendar year be amended, such that instead of a cap that is based on a multiple of base salaries, the cap will be set based on a dilution threshold at the time of grant. The Compensation Committee and the Board believe that setting equity-based award caps based on base salaries creates an inappropriate incentive to increase base salaries rather than variable pay (which has not been the Company’s approach to date) and that setting equity-based award caps that are based on a dilution threshold is aligned with the Company’s performance and needs, and also inherently adapts the value of the awards to the market cap of the Company, whether adjusting upwards or downwards, within set limitations, as set forth below.

The Company has been very conservative and cautious with respect to maintaining low levels of dilution in relation to its share-based compensation plans and has ensured that the level of dilution on a fully diluted basis be less than 10% of the Company’s issued and outstanding share capital. Over the last couple of years, the Company has even managed to decrease its dilution levels and has been well below the 10% threshold, as further illustrated below:

Executive Equity Award Caps

It is therefore proposed that:

(1)
The cap on the equity-based awards that may be granted to each of the Company’s executives under the Compensation Policy during any calendar year be amended, such that the cap will be set based on a dilution threshold at the time of grant. It is being proposed that (i) all equity awards granted to an executive pursuant to the Compensation Policy in a single calendar year shall be subject to a maximum cap of 0.06% of the issued and outstanding ordinary shares of the Company on the date of grant, or 0.12% in the case of the Chief Executive Officer, and (ii) such cap shall also constitute the annual equity cap for equity awards to our Chief Executive Officer under the Award Framework (as such term is defined in the proxy statement filed on Form 6-K with the SEC on April 3, 2018 (the “2018 Proxy”)) approved by our shareholders at the 2018 annual general meeting (replacing the previous cap thereunder, which was a function of the Chief Executive Officer’s base salary).

(2)
Following the Company’s engagement with shareholders, and based on the advise of a reputable international corporate governance advisory institution, our Compensation Committee and Board propose to limit such caps, by addressing significant changes in market cap, which may impact the value of equity awards (either increasing or decreasing their valuation) by more than is necessary for the purposes outlined herein. It is proposed, that the equity award caps will also include an upper and lower absolute limitation – the absolute maximum not to exceed a market cap of $12 billion and the minimum not to fall below $6 billion. Accordingly, in the event that the Company’s market cap exceeds $12 billion or decreases below $6 billion, the value of equity-based awards will be adjusted accordingly to reflect such market cap limitation.

It is important to note that the maximum dilution levels underlying the proposed equity cap (the aggregate of the “regular cap” and “special cap” as stated above), actually maintain the same dilution levels permitted by the equity caps under the Compensation Policy when originally introduced and approved in 2013 (based on a market cap of $2.37B at such time).

(3)
In the following extraordinary circumstances: (i) hiring a new executive who is required to leave behind significant equity or other form of variable compensation; (ii) hiring or retaining an executive who has a unique value for the future business of the Company; or (iii) special retention of executives in relation to an acquisition – the maximum cap may be raised with respect to the applicable executive by an additional 0.02%, up to a total of 0.08% of the issued and outstanding ordinary shares of the Company on the date of grant, or by an additional 0.03% up to a total of 0.15% in the case of the Chief Executive Officer.

Therefore, it is proposed that Section II.9.5 of the Compensation Policy be replaced with the following:

“In determining the Equity Based Components granted to each Executive, our Compensation Committee and our Board shall consider the factors specified in section II(1) hereinabove, and in any event its Equity Based Components granted to an Executive in a single calendar year shall not exceed: (i) with respect to the CEO - 0.12% of the issued and outstanding share capital of the Company on the date of grant; and (ii) with respect to each of the other Executives - 0.06% of the issued and outstanding share capital of the Company on the date of grant. Notwithstanding the foregoing, during a single calendar year in which one of the following special circumstances has occurred: (a) the hiring a new Executive who loses the rights to significant equity or other variable compensation as a result of joining the Company; (b) hiring or retaining an Executive who has a unique value for the future business of the Company; or (c) special retention of Executives in relation to a certain M&A event (each, a “Special Event”), then (i) the CEO may be granted additional Equity Based Components equal to 0.03% of the issued and outstanding share capital of the Company on the date of grant (up to a total of 0.15%); and (ii) each other Executive may be granted additional Equity Based Components equal to 0.02% of the issued and outstanding share capital of the Company on the date of grant (up to a total of 0.08%).

The applicable dilution caps for Equity Based Components under this Section 9.5, shall be further subject to a value-based cap equal to an Equity Value reflecting a market cap of $12 billion and in any event not be lower than the Equity Value which reflects a market cap of $6 billion.

The foregoing in this Section 9.5 shall constitute the cap under the Policy for all equity awards to the Company’s Executives.”

The Company maintains a high level of corporate governance standards in all respects, both in relation to the full independence of its Compensation Committee and Board (as further detailed in Item 1 above) as well as in relation to its compensation practices. The Company has adopted best practices in relation to executive compensation, stressing long term incentives and pay for performance, and maintaining very reasonable compensation levels in alignment with shareholders’ interests (even while the Company’s performance has been outstanding during the last 5 years). Following a review of the overall compensation strategy of the Company, the Compensation Committee and the Board also propose to further enhance such practices by implementing the following additional standards:

Increase of Performance Criteria in Equity Awards

The Company is committed to putting a strong emphasis on performance, in alignment with the long-term goals and strategy of the Company. Hence, it is proposed, along with the change in equity award caps as detailed above, to increase of the minimum portion of executive equity awards which is subject to performance based vesting terms - from 25% to 40%. The performance criteria are measured based on the achievement of financial targets, which are tied to the Company’s business goals.

Therefore, it is proposed that Section 9.4 of the Compensation Policy be replaced in its entirety with the following:

“Equity Based Components may consist of a combination of any type of equity provided that no less than 40% of the units or shares, as applicable, under any grant of RSUs or options exercisable for the par value of the ordinary shares shall be PRSUs or options as aforementioned with vesting terms based on both time and performance criteria, as applicable.”

Reduced Dilution Levels

To the extent that the Compensation Policy is revised as aforementioned in relation to equity-based compensation of executives, the Board has committed, as part of the overall compensation strategy of the Company, to:

(1)	Amend the Company's 2016 Share Incentive Plan, to reduce the evergreen provision from 3.5% to 3% of the Company's outstanding share capital at the end of each preceding calendar year; and

(2)	Continue to maintain the total dilution resulting from equity awards under 10% of the Company’s issued and outstanding share capital.

According to the Israeli Companies Law, which differs in this respect from the US law, amendments to the Compensation Policy are required to be recommended for approval by the Compensation Committee, followed by the approval of the Board and finally by the shareholders of the Company. NICE’s current Compensation Policy is publicly available in Exhibit “A” attached to the proxy statement filed on Form 6-K with the SEC on November 10, 2016. For additional information regarding adoption and re-approval of the Compensation Policy, please refer to our annual report on Form 20-F as filed with the SEC on April 5, 2019.

In light of the foregoing, the Compensation Committee and Board have resolved that the proposals in this Item 3 are in the best interest of the Company and its shareholders and have therefore approved and recommend that our shareholders approve, the specific amendments to the Compensation Policy and the equity award cap set under the Award Framework for the Chief Executive Officer, as stated above.

If the proposed amendments to the Compensation Policy set forth under this Item 3 are not approved, then the current Compensation Policy shall continue to be in full force and effect for the duration of the three-year period that commenced as of June 2018 (provided that if the amendment of the non-executive directors’ equity award cap for annual equity grants pursuant to Item 4 below is approved, such amendment shall also apply).

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amendments to the Compensation Policy and the equity award cap set under the Award Framework for the Chief Executive Officer, as detailed in Item 3 above, be, and are hereby, approved.”

Required Vote

Under the Companies Law, approval of a compensation policy or an amendment thereto, requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter; provided that either (i) the Shares voted in favor include a majority of the Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter pursuant to the requirements and as defined under the Companies Law; or (ii) that the total number of Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter against such resolution does not exceed two percent of the outstanding Shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted. For a discussion of personal interests and voting procedures with respect thereto, please see Item 2 above, under the caption “Required Vote”.

The Board recommends a vote FOR approval of the proposed resolution.

ITEM 4

AMENDMENT OF NON-EXECUTIVE DIRECTORS’ EQUITY AWARD CAPS

According to the Companies Law, the approval of our directors’ compensation terms requires, in addition to the approval by our Compensation Committee and Board, the approval of our shareholders. Pursuant to the approval of our shareholders at the 2018 annual general meeting, our non-executive directors, as appointed from time to time, including our outside directors, and our Chairman of the Board, are entitled to a set annual equity award on the date of each Company annual shareholders’ meeting. The terms of the directors’ annual grant are set forth in the 2018 Proxy. For details regarding the terms of the directors’ cash compensation, please see Item 1 above.

As approved by the Company’s shareholders at the 2018 annual general meeting, the non-executive directors’ annual equity awards comprise of a mix Market-Value Options and Par-Value Options or RSUs (as defined in the 2018 Proxy), as follows: (1) 6,000 Market-Value Options; and (2) 1,500 Par-Value Options or RSUs. The annual equity award to the Chairman shall comprise of: (1) 18,000 Market-Value Options; and (2) 3,000 Par-Value Options or RSUs. Such annual grant is subject to a maximum cap under the Compensation Policy. In the event that the “Equity Value” (as defined in the Compensation Policy) of the above-mentioned grants exceeds the maximum cap set under the Compensation Policy, then the equity grant is reduced such that its value does not exceed the maximum cap (maintaining the same ratio between Market-Value Options and RSUs).

As further described in Item 3 above, the Company has tremendously grown and has undergone a complete transformation over the last couple of years, becoming a global software cloud leader. Given the Company’s strategic positioning today, and based on a comparable review of compensation levels of non-executive directors in relation to the Peer Group, it is proposed to raise the annual cap placed on the value of equity-based compensation of the Company’s non-executive directors under the Compensation Policy from US$200,000 to US$250,000 (and with respect to our Chairman, proportionally pursuant to the terms of the Compensation Policy).

In making its recommendation, the Compensation Committee and the Board have evaluated the value of the directors’ equity awards cap in accordance with Peer Group comparable data, taking into account the equity award type and value, as well as the full compensation package of the directors. Following due consideration, our Compensation Committee and Board have determined that the value of our directors’ total compensation, along with the proposed equity award cap in the Compensation Policy, will be at the median range of total director compensation provided by the Peer Group.

It is proposed that Section III.2.2 of the Compensation Policy be replaced with the following:

“Each of the Company’s non-executive directors shall be entitled to receive equal equity-based compensation per year, which value shall not exceed USD 250,000.”

In making its recommendation, the Compensation Committee and Board also took into consideration the significant growth of the Company since 2015 (as further detailed in Item 3 above), when the current caps for director equity-based compensation were last updated. The Compensation Committee and Board believe that the proposed increase is required in order for the Company to be competitive and properly equipped to attract and maintain qualified directors, with relevant expertise and experience, who can contribute to the continued growth and success of the Company.

Pursuant to the shareholders’ resolution at the 2018 annual general meeting, the non-executive directors are entitled to an annual equity award which comprises of “Market Value Options” “Par Value Options” or “RSUs”, as such terms are defined, and pursuant to the terms set forth, in the 2018 Proxy. To the extent that the “Equity Value” (as defined in the Compensation Policy) of such annual award to our non-executive directors exceeds the maximum cap set under the Compensation Policy during a particular year, then such annual equity grant shall be adjusted downwards so that its value does not exceed the cap under the Compensation Policy, including pursuant to the amended cap as proposed herein with respect to the directors’ 2019 annual grant and going forward.

As further indicated in Item 3 above, the Company is very conservative and cautious with respect to maintaining low levels of dilution in relation to its share-based compensation plans. The Board has committed, as part of the overall compensation strategy described in Item 3 above, to maintaining such low dilution levels.

We are bringing for approval by our shareholders the amendment of the non-executive directors’ equity award caps as a specific amendment to the Compensation Policy.

It is clarified that approval of the amendment to Compensation Policy as described in this Item 4 is not dependent upon the approval of the amendments to the Compensation Policy as described in Item 3 above, and vice versa. If the proposed amendments to the Compensation Policy described in this Item 4 are not approved, then the current Compensation Policy shall continue to be in full force and effect for the duration of the three-year period that commenced as of June 2018 (provided that if the amendment of the executives’ equity award caps for annual equity grants pursuant to Item 3 above is approved, such amendment shall also apply).

The Board believes that this proposal is in the best interest of the Company and its shareholders, and that the proposed cap for non-executive directors’ annual equity awards aligns the interests of our directors with those of our shareholders.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amendment to the non-executive directors’ equity award cap for annual equity grants as set forth in the Compensation Policy, including to our Chairman, pursuant to the terms described in Item 4 of the Proxy Statement, be, and the same hereby is, approved.”

Required Vote

Under the Companies Law, approval of a compensation policy or an amendment thereto, requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter; provided that either (i) the Shares voted in favor include a majority of the Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter pursuant to the requirements and as defined under the Companies Law; or (ii) that the total number of Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter against such resolution does not exceed two percent of the outstanding Shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has a personal interest in the proposed resolution. Otherwise, the votes of such shareholder may not be counted. For a discussion of personal interests and voting procedures with respect thereto, please see Item 2 above, under the caption “Required Vote”.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5

REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors until the next annual general meeting of the Company. The reappointment has been recommended by the Company’s Audit Committee and Board of Directors. Kost Forer Gabay & Kasierer, CPA, has no relationship with the Company or with any affiliate of the Company, except as auditors, and, to a certain extent, as tax consultants. The shareholders will also be asked to authorize the Board to set the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s Audit Committee, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kost Forer Gabay & Kasierer, CPA, a member of Ernst & Young Global, be reappointed as the independent auditors of the Company until the next annual general meeting of the Company, and that the Board of Directors of the Company be authorized to set their compensation in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the Shares present, in person, by proxy or by electronic voting, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

The Company’s audited financial statements for the year ended December 31, 2018 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on April 5, 2019. The Annual Report is also available on the Company’s website at www.nice.com. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

This item will not involve a vote of the shareholders.

By Order of the Board of Directors,

Tali Mirsky
Corporate Vice President, General Counsel and Corporate Secretary

Date: August 8, 2019